

October 28, 2008

Via Facsimile and U.S. Mail

L. Stevin Leshin, Esq.
Hunton & Williams LLP
1445 Ross Avenue, Suite 3700
Dallas, Texas 76102

> **Re: AmeriCredit Corp**
> **Schedule TO-I filed October 20, 2008**
> **SEC File No. 005-40781**

Dear Mr. Leshin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms in this letter have the same meaning as the Issuer Repurchase Notice, unless otherwise indicated.

Schedule TO-I

Item 10

1.   You state that the disclosure requirements of Item 10(b) of Schedule TO are "not applicable" here. Please explain in your response letter how you reached the conclusion that the pro forma information required by Item 1010(b) of Regulation M-A is not material. In addition, disclose this information in the Issuer Repurchase Notice, addressing the specific measures in Item 1010(b)(1)-(3).

Exhibit (a)(1)(A) - Issuer Repurchase Notice

Summary Term Sheet, page 2

2.   Describe the accounting treatment of the offer, or explain in your response letter why it is not material. See Item 1001(a)(1)(xi) of Regulation M-A.

 "When does the Offer expire…," page 2

3.   Please revise your offer to comply with Rule 14e-1(a). In this regard, it appears that the offer will be open for less than twenty business days because it will expire at 5:00 p.m. instead of midnight Eastern Standard Time on the twentieth business day from the date that the offer commenced. Please note that November 11, 2008 is not considered a business day because it is a federal holiday. Refer to Rule 13e-4(a)(3). In your response letter, please tell us how you will notify target security holders of this change in the expiration date of the offer.

4.   We note that the offer may be extended, if required by applicable law. Please revise your disclosure to confirm that you will publicly announce any extension of your offer by no later than 9:00 a.m. Eastern Standard Time on the next business day following the scheduled expiration of the offer. Please refer to Rule 14e-1(d)(i) of the Exchange Act.

Important Information Concerning the Offer, page 4

5.   You indicate that tendered securities may be withdrawn at any time before the expiration date. Please revise your offer document to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii) of the Exchange Act.

Optional Redemption, page 6

6.   Your disclosure indicates that as of the day after the scheduled expiration of this offer, the Securities are redeemable for cash at the option of the Company at a

Redemption Price (as defined in the Indenture). State the Redemption Price, or (if it is not a fixed number) how it is calculated.

Holder's Right to Redemption Upon Change in Control, page 6

7.   Your disclosure here indicates that Holders who do not tender into this offer will have the right to require the Company to redeem the notes upon a Change of Control at a redemption price equal to the Change in Control Price, as defined in the Indenture. We assume, and we believe a reasonable reader would assume, that this term refers to the price to be paid in the relevant change of control transaction that triggers the redemption right. If this is not the case, please revise to describe the Change in Control Price here.

Material Tax Consequences, page 11

8.   Please delete the statements that the tax discussion is "for general information only" and does not "purport to be a complete analysis of all potential tax effects of the offer." We believe this language might suggest that security holders may not rely on the description of material tax consequences included in the offering document. Revise your disclosure to ensure that you discuss all material tax consequences.

Closing Comments

Please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing person and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Tina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions

cc: J. Michael Fay, Esq.
        General Counsel
        Americredit Corp.